UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

 Explanatory Note:

Changes in Registrant's Certifying Accountant

On May 27, 2022, the Company’s Audit Committee approved the proposed appointment of YCM CPA Inc (“YCM”) as the Company's independent registered public accounting firm, dismissing the Company's previous independent auditors, Prager Metis CPAs, LLC (“Prager Metis”), on the same date.

During the Company’s three fiscal years ended December 31, 2020, 2019 and 2018 through the dismissal of Prager Metis on May 27, 2022, there were no disagreements between us and Prager Metis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Prager Metis, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such periods. In addition, Prager Metis’s reports on the financial statements as of and for the years ended December 31, 2020, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s years ended December 31, 2020, 2019 and 2018 through the dismissal of Prager Metis on May 27, 2022, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the three fiscal years ended December 31, 2020, 2019 and 2018 and any subsequent interim period prior to engaging YCM, neither the Company nor anyone on its behalf consulted YCM regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that YCM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Company has provided Prager Metis with a copy of the disclosures the Company is making in this current report on Form 6-K and has filing as Exhibit 99.1 the letter from Prager Metis stating that Prager Metis agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibits

Exhibit 99.1	Letter from Prager Metis dated May 27, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: May 27, 2022	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer